Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 robert.goedert@kirkland.com	333 West Wolf Point Plaza Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

March 9, 2026

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt
Kathleen Collins
Edwin Kim
Jan Woo

Re:	Madison Air Solutions Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 4, 2026
CIK No. 0002098430

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Madison Air Solutions Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated February 23, 2026, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that address the Staff’s comments. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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United States Securities and Exchange Commission March 9, 2026 Page 2

Prospectus Summary

Overview, page 1

1.
We note your response to prior comment 17. We also note your revised disclosures on pages 2 and 102 of Combined Company Net Income (Loss) Margin and Combined Company Adjusted EBITDA Margin for fiscal 2023 and 2024. Please note that it is not appropriate to merely combine information for pre- and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. To the extent you determine that a supplemental discussion in MD&A based on pro forma information is appropriate, then the pro forma information may be presented in a format consistent with Article 11 of Regulation S-X but should be limited to only the most recent fiscal year and interim period prior to the transaction (i.e., fiscal 2024). A supplemental discussion based on pro forma financial information for fiscal 2023, if deemed relevant, should be limited to only revenue and cost of revenue. Please revise.

Response

In response to the Staff’s comment, the Company has revised the Registration Statement to remove references to Combined Company Net Income (Loss) Margin and Combined Company Adjusted EBITDA Margin on pages 2 and 117.

Organizational Transactions, page 19

2.
We note your revised disclosure and response to prior comment 5. Please revise to complete the ownership percentages in your historical organizational structure chart on pages 20 and 153. Also, revise to include a definition for both Kedge Capital (“Kedge”) and Madison IAS Investors in your glossary on page iv. For Kedge, specifically state whether this is an unaffiliated entity or a related party.

Response

In response to the Staff’s comment, the Company has revised the historical organizational structure chart on pages 21 and 168 of the Registration Statement and has included a definition for Kedge and Madison IAS Investors in the glossary on page iv of the Registration Statement. Additionally, the Company has added a statement that Kedge is an unaffiliated institutional investor on pages 21 and 169 of the Registration Statement.

United States Securities and Exchange Commission March 9, 2026 Page 3

3.
We note your responses to prior comments 7 and 8 regarding your organizational structure and Organizational Transactions. For each entity listed in your organization chart, please briefly describe its operations or clarify if it is a holding company. For the LLC entities owned, directly or indirectly, by Madison Industries IAQ Solutions Corporation (MIAQ Solutions), please clarify whether these separate LLCs were created when underlying businesses were purchased by Holdings and LLC units were issued to the prior owners and management, and/or institutional investors.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages iv, 21, 22, and 169 of the Registration Statement to clarify that the entities listed in its organizational chart are holding companies. Additionally, the Company advises the Staff that none of the LLC entities owned, directly or indirectly, by Madison Industries IAQ Solutions Corporation and listed in the Organizational Chart has any assets other than equity interests in the entity immediately beneath it in the organizational structure, and none of these LLC entities conducts or has ever conducted any business other than the ownership of securities of its direct subsidiary.

Additionally, the Company advises the Staff that securities of Madison IAQ Holdings III LLC were issued in connection with one or more acquisitions to prior owners and management of certain acquired businesses. Creation of the other LLC entities did not involve any issuance of equity as consideration for acquisitions.

Further, the Company advises the Staff that when the Company has acquired businesses, those businesses have been fully integrated into the Company’s business as a whole and are operated as part of the Company’s enterprise. Other than the separate ownership which is reflected in the historical organizational structure chart included in the Registration Statement, there is no separate ownership at any operating company level.

4.
With respect to Madison Industries Co-Investors LLC (Co-Investors LLC), please provide information about the ownership distribution of Madison IAS Investors and Co-investors LLC. For example, clarify whether Mr. Gies owns a majority economic interest in either entity, or if any other investor is an affiliate or has a material economic interest in each of these LLCs.

United States Securities and Exchange Commission March 9, 2026 Page 4

Response

The Company acknowledges the Staff’s comment and advises the Staff that Mr. Gies does not own an economic interest in Co-Investors LLC. The Manager of Co-Investors LLC is Madison Industries Holdings LLC, an entity managed by Mr. Gies. No individual investor in Co-Investors LLC is an affiliate or has a material economic interest in the Company as a result of their interest in Co-Investors LLC.

Additionally, the Company has revised the disclosure regarding Co-Investors LLC by adding the bolded text and removing the ~~strikethrough~~ text below on pages 22, 25, 169 and 172 of the Registration Statement:

Holdings, an entity managed by our Founder, Larry Gies, will serve as the sole manager of Co-Investors LLC, but will not otherwise have an economic interest in Co-Investors LLC. By virtue of Mr. Gies’ control of Holdings, as the sole manager of Co-Investors LLC, Mr. Gies may ~~and, accordingly, will~~ be deemed to beneficially own all shares of Class A common stock held by Co-Investors LLC.

Further, the Company has revised the disclosure on page 18 of the Registration Statement to include the text below:

Following the completion of this offering, our Founder, through his ownership of Holdings, is expected to maintain the single largest economic interest in the Company, at over 15%, aligning his financial interests with those of our public stockholders.

5.
We note your response to prior comment 9 regarding your spin-off transaction as part of your Organizational Transactions. We note you briefly mention on page 19 that Class A and Class B shares of the public holding company will be issued to Holdings as part of the spin-off, but these Class A shares are not reflected in your organizational chart. Please advise. Further, please describe the exemption(s) you will rely on in lieu of filing a registration statement for the spin-off distribution.

Response

The Company acknowledges the Staff’s comment and respectfully advises the staff that only shares of Class B common stock, and not shares of Class A common stock, will be issued to Holdings as part of the Organizational Transactions. Additionally, the Company advises the Staff that it will rely on Rule 506(b) of Regulation D under the Securities Act in lieu of filing a registration statement for the shares of (i) Class A

United States Securities and Exchange Commission March 9, 2026 Page 5

common stock issued to Kedge, the IAQ Holdings II Investors and the IAQ Holdings III Investors and (ii) shares of Class B common stock issued to Holdings in connection with the Organizational Transactions. Additionally, the Company advises the Staff that it has considered Rule 145 under the Securities Act and determined that it is not applicable to the shares of Class A common stock issued pursuant to the merger of MIAS Merger Sub, LLC with and into Madison Indoor Air Solutions LLC.

Unaudited Pro Forma Combined Financial Information, page 73

6.
Please revise the introductory paragraphs to include a discussion of each transaction for which you are giving pro forma effect such as the Organizational Transaction and Financing Transaction. Refer to Article 11-02(a)(2) of Regulation S-X.

Response

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 78 of the Registration Statement to include a discussion of each transaction for which it is giving pro forma effect.

7.
We note your revised disclosures in response to prior comment 9 where you added a Transaction Accounting column to reflect adjustments related to the Organizational Transactions, including the spin-off from Madison Industries International. Please tell us your consideration to also include a separate column for adjustments necessary to depict the company as an autonomous entity. Refer to Article 11-02(a)(6)(ii) of Regulation S-X.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has evaluated the need for a separate column for adjustments to depict the Company as an autonomous entity with reference to Article 11-02(a)(6)(ii) of Regulation S-X, and it has concluded that there are no material incremental costs beyond those reflected in the historical financial statements which are expected to be incurred as a separate stand-alone entity. The historical financial statements reflect an allocation of costs associated with tax support provided by Holdings and indirect management and corporate service costs allocated to us from Holdings. We do not anticipate any materially incremental costs as a stand-alone Company. Accordingly, the Company did not include a separate column for autonomous entity adjustments in the pro forma financial statements.

United States Securities and Exchange Commission March 9, 2026 Page 6

Additionally, in response to the Staff’s comment, the Company has revised the Registration Statement to include additional disclosure on page 79 addressing its considerations as follows:

The unaudited pro forma combined financial information does not include any Autonomous Entity Adjustments as the Company does not expect the costs associated with operating on a standalone basis to increase materially from the allocated costs reflected in the historical consolidated financial statements. Refer to the section entitled “Certain Relationships and Related Party Transactions” for more information on historical costs previously allocated to us related to Management Advisory and Consulting Services and the Transition Services Agreement.

Business

Commercial Segment, page 105

8.
We note your response to prior comment 3 regarding the divestiture of Nortek Global HVAC LLC, consisting of the Nortek HVAC systems for the residential and manufactured housing end-markets, and it appears that you retained the commercial operations of the Nortek business. On pages 106 to 108 you describe operating the Nortek Data Center Cooling business as part of your Air and Liquid Cooling platform and Nortek Air Solutions business as part of your Air Handling platform. It appears that these parts of your Nortek business are specialized products and services related to Data Centers or Healthcare environments requiring highly engineered solutions versus traditional HVAC solutions, such as standard HVAC products for office buildings. Please clarify whether you still provide traditional HVAC systems, such as traditional heating and cooling systems for office buildings, as part of the Nortek brand or otherwise, as a material part of your Commercial Segment.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Registration Statement to include the text below to clarify that it provides specialized HVAC solutions rather than traditional HVAC solutions as part of its Commercial Segment:

Through our Nortek Air Solutions and Nortek Data Center Cooling businesses, we provide custom and semi-custom HVAC solutions, including air handling units, cooling distribution units and packaged systems specialized for healthcare, education, semiconductor fabrication and data centers. Our Nortek brand’s specialized solutions differentiate us from traditional HVAC providers that offer standard heating and cooling systems, which do not comprise a material portion of our Commercial segment net sales.

United States Securities and Exchange Commission March 9, 2026 Page 7

Strategic Channel Approach, page 109

9.
We note your response to prior comment 11 regarding your use of manufacturers' sales representatives. Please provide a more detailed description of these manufacturers' sales representatives, including who they work for and a description of these manufacturers. For example, clarify whether you mean sales representatives of your vendors that supply products to you, OEMs that are your customers who in turn sell your products as part of their systems to end users, or other types of distributors.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Registration Statement to include the text below to provide a more detailed description of its use of manufacturers’ sales representatives:

Our independent manufacturers’ sales representatives are third-party channel partners who act as intermediaries between our businesses and the end-users of our solutions. These representatives work directly with end-users and their contractors to market our solutions, organize and respond to requests for quotes, and coordinate delivery, startup and commissioning. Certain end-customers prefer purchasing through these third-party representatives because these firms bundle our solutions with other products needed for their projects. Our manufacturers’ sales representatives are incentivized through sales commissions.

Our Decentralized Model, page 124

10.
We note your response to prior comment 12 regarding your decentralized model. Please clarify what you mean by "front-line teams" and at what level they operate. It is unclear, for example, whether the existing management structure of an acquired business is generally kept in place by the acquired entity, by brand, or solution type or whether your operations are decentralized at the subsidiary level described on page 20.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Registration Statement to include the text below to clarify that front-line teams refer to its team members who work directly with customers and in the Company’s operations:

United States Securities and Exchange Commission March 9, 2026 Page 8

Our front-line teams, which are organized by our brands, are comprised of those team members who work directly with our customers and in our operations. These are the team members who execute our day-to-day business with our partners across the value chain in order to produce high-quality and reliable products. Our front-line teams are separate and distinct from our lean support functions, who support and empower our front-line teams to operate effectively.

Principal Stockholders, page 150

11.
We note you removed the definitions for Investors LLC in your glossary on page iv. However, you continue to refer to Investors LLC in footnote (2) to the table here. Please clarify whether Madison IAS Investors is the same collective group as Investors LLC and, if so, revise here to refer to the appropriate entity. If not, please how Investors LLC relates to the pending transactions.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has deleted the reference to Investors LLC from footnote (2) to the Principal Stockholders table. The Company further advises the Staff that Investors LLC no longer relates to the pending transactions.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, A.J. Million at (312) 862-3393.

Sincerely,

/s/ Robert Goedert, P.C.
Robert Goedert, P.C.

cc:	Jill Wyant
President and Chief Executive Officer, Madison Air Solutions Corporation

John Lavorato
General Counsel, Madison Air Solutions Corporation